Exhibit 12
                                  IDACORP, Inc
                       Consolidated Financial Information
                       Ratio of Earnings to Fixed Charges
                                                                                  Twelve Months
                                               Twelve Months Ended December 31,        Ended
                                                     (Thousand of Dollars)            June 30,
                                            1994     1995    1996     1997     1998     1999
Earnings, as defined:
   Income before income taxes            $101,775 $127,342 $135,247 $133,570 $133,806 $141,032
   Adjust for distributed income of
      equity investees                        326   (2,058)  (1,413)  (3,943)  (4,697)  (7,074)
   Equity in loss of equity method
      investments                               0        0        0        0      458      674
   Minority interest in losses of
      majority owned subsidiaries               0        0        0        0     (125)    (143)
   Fixed charges, as below                 66,324   70,215   70,418   69,634   69,923   71,303

      Total earnings, as defined         $168,425 $195,499 $204,252 $199,261 $199,365 $205,792

Fixed charges, as defined:
   Interest charges                      $ 54,433 $ 56,456 $ 57,348 $ 60,761 $ 60,677 $ 62,017
   Preferred stock dividends of
      subsidiaries-gross up-Idacorp rate   11,097   12,834   12,079    7,891    8,445    8,344
   Rental interest factor                     794      925      991      982      801      942

      Total fixed charges, as defined    $ 66,324 $ 70,215 $ 70,418 $ 69,634 $ 69,923 $ 71,303

Ratio of earnings to fixed charges           2.54x    2.78x    2.90x    2.86x    2.85x    2.89x
